EXHIBIT 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders of Kamada Ltd. to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, June 30, 2015, at 3:00 p.m. (Israel time), for the following purposes:

1.	To reelect six directors to serve as members of our Board of Directors until our next annual general meeting of shareholders.

2.	To approve certain amendments to our Articles of Association, Compensation Policy and certain agreements with our current office holders relating to exculpation of office holders.

3.	To approve the terms of engagement of Mr. David Tsur as our Active Deputy Chairman, effective as of July 1, 2105.

4.	To approve the terms of engagement of Mr. Amir London as our Chief Executive Officer, effective as of July 1, 2105.

5.	To approve the grant of options to directors other than the external directors (within the meaning of the Israeli Companies Law, 5759-1999) and Mr. David Tsur.

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015 and for such additional period until our next annual general meeting.

7.	To review and discuss our consolidated financial statements for the year ended December 31, 2014.

Our Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on May 21, 2015, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Leon Recanati Chairman of the Board of Directors

May 21, 2015

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

PROXY STATEMENT

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. to be voted at the 2015 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders.  The Meeting will be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, June 30, 2015, at 3:00 p.m. (Israel time).

This Proxy Statement, the attached Notice of 2015 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 22, 2015.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) reelection of six directors to serve as members of our Board of Directors until our next annual general meeting of shareholders; (ii) approval of certain amendments to our Articles of Association, Compensation Policy and certain agreements with our current office holders relating to exculpation of office holders; (iii) approval of the terms of engagement of Mr. David Tsur as our Active Deputy Chairman, effective as of July 1, 2015; (iv) approval of the terms of engagement of Mr. Amir London as our Chief Executive Officer, effective as of July 1, 2015; (v) approval of the grant of options to directors other than the external directors (within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”)) and Mr. David Tsur; and (vi) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015 and for such additional period until our next annual general meeting.  In addition, our consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on May 21, 2015.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 21, 2015, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

•
Voting by Proxy.  You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Legal Counsel, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

With respect to Proposals 1, 5 and 6:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal.

With respect to Proposal 2A:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve such proposal, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

With respect to Proposals 2B, 2C, 3 and 4:  Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 2B, 2C, 3 and 4.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 2B, 2C, 3 and 4.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 2B, 2C, 3 and 4, you should contact our Legal Counsel, Nir Livneh, at nirl@kamada.com or +972-72-2748242.

The Israeli Companies Law requires that each shareholder voting on Proposals 2A, 2B, 2C, 3 and 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 20, 2015 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 36,123,567 ordinary shares outstanding as of May 20, 2015.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options exercisable and debentures convertible into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options or convertible debenture.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
Estate of Mr. Ralf Hahn(1)	4,411,957	12.21%
Leon Recanati(2)	3,988,123	11.04%
The Phoenix Holding Ltd.(3)	2,904,199	8.04%
Jonathan Hahn(4)	2,809,972	7.78%
D.S Apex Holdings group(5)	2,724,666	7.54%

Directors
Reuven Behar(6)	1,728,466	4.79%
Dr. Estery Giloz-Ran(7)	7,500	*
Jonathan Hahn(4)	2,809,972	7.78%
Dr. Abraham Havron(8)	9,242	*
Ziv Kop(9)	32,036	*
Leon Recanati(2)	3,988,123	11.04%
Alicia Rotbard(10)	7,500	*
Tuvia Shoham(11)	57,655	*
David Tsur(12)	985,995	2.73%
Directors and executive officers as a group (20 persons)(13)	9,848,199	27.34%
__________________

* Less than 1% of our ordinary shares.

(1)
The estate of Mr. Ralf Hahn, the former chairman of our board of directors who passed away on February 10, 2013, holds 1,660,296 ordinary shares directly and 2,751,661 ordinary shares indirectly through Damar Chemicals Inc., a company registered in Panama (“Damar”) that was wholly-owned by Mr. Ralf Hahn.  We were informed that the estate of Mr. Ralf Hahn possesses voting and investment power over the shares held by Damar. We were further informed that Mr. Jonathan Hahn has been appointed as provisional estate administrator of the estate of Mr. Ralf Hahn, other than with respect to assets located in Israel, with respect to which Mr. Reuven Behar has been appointed as the provisional estate administrator.  Accordingly, Mr. Jonathan Hahn has the right to exercise the voting and investment power over the 2,751,661 ordinary shares held by Damar, and Mr. Reuven Behar has the right to exercise the voting and investment power over the 1,660,296 ordinary shares of the Issuer held directly by the estate of Mr. Ralf Hahn.

(2)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov.  Includes options to purchase 15,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 25,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)
Includes debentures convertible into 2,326 ordinary shares within 60 days of the date of the table at a price of NIS 37.12 (or $9.64) per share.  Based solely upon, and qualified in its entirety with reference to, a notice dated April 30, 2015 submitted to our company.  Based on a Schedule 13G filed with the Securities and Exchange Commission on July 30, 2013, the shares are beneficially owned by various, direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(4)
See footnote (1).  In addition, includes 19,232 ordinary shares held directly by Mr. Jonathan Hahn and 31,579 ordinary shares held by TUTEUR S.A.C.I.F.I.A, 53.5% of which is jointly owned by Mr. Jonathan Hahn and his brother and two sisters, with respect to which Mr. Jonathan Hahn may be deemed to have beneficial ownership.  Also includes options to purchase 7,500 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)
Includes debentures convertible into 39,487 ordinary shares within 60 days of the date of the table at a price of NIS 37.12 (or $9.64) per share.  Based solely upon, and qualified in its entirety with reference to, a notice dated April 30, 2015 submitted to our company.  To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd.  BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat and Yuval Rakavy.

(6)
Mr. Behar holds 60,670 ordinary shares directly. In addition, includes 1,660,296 ordinary shares directly held by the estate of Mr. Ralf Hahn with respect to which Mr. Behar has been appointed as provisional estate administrator. See footnote (1).  Also includes options to purchase 7,500 ordinary shares directly held by Mr. Behar that are exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of this table.

(7)
Subject to options to purchase 7,500 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of this table.

(8)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Mr. Havron. Also includes options to purchase 7,500 ordinary shares directly held by Mr. Havron that are exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(9)
Includes options to purchase 7,500 ordinary shares directly held by Mr. Kop that are exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)
Subject to options to purchase 7,500 ordinary shares directly held by Ms. Rotbard that are exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)
Includes options to purchase 7,500 ordinary shares directly held by Mr. Shoham that are exercisable within 60 days of the date of the date of the table, at an exercise price of NIS 56.94 (or $14.78) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)
Includes options to purchase 285,940 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 29.63 (or $7.69) per share, which expire between July 5, 2015 and May 14, 2020. Does not include unvested options to purchase 177,735 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	See footnotes (1)-(12) for certain information regarding beneficial ownership.

PROPOSAL 1
REELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Under our articles of association, the number of directors on our Board of Directors will be no less than five and no more than 11, and must include at least two external directors, within the meaning of the Israeli Companies Law.  Our Board of Directors is currently comprised of nine directors, including three external directors within the meaning of the Israeli Companies Law.

Each of our directors (other than external directors under the Israeli Companies Law) holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, each of our current directors who is not an external director (within the meaning of the Israeli Companies Law) is standing for reelection at the Meeting, to hold office until our next annual general meeting of shareholders and until his successor is elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2014 annual general meeting of shareholders.  Each of our three external directors, Ms. Alicia Rotbard, Dr. Abraham Havron and Dr. Estery Giloz-Ran, will continue to serve in accordance with their respective three-year terms.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his duties as a director of our company, taking into consideration our company’s size and special needs.  In addition, in accordance with the requirements of the Israeli Companies Law, Mr. Tuvia Shoham has declared in writing that he qualifies as an “independent director” within the meaning of the Israeli Companies Law.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Leon Recanati has served on our board of directors since May 2005 and has served as Chairman since March 7, 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Shellcase, Gov, Govli Financial Services Ltd., Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Newbank Ltd. Mr. Recanati is currently Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Reuven Behar has served on our board of directors since April 2013. Mr. Behar has been a partner with Fischer Behar Chen Well Orion & Co., our Israeli counsel, since 1999. Mr. Behar leads the firm’s Litigation and Antitrust Departments and also serves as a mediator and arbitrator in commercial, intellectual property and family matters, as well as an executor in probate cases. Mr. Behar serves on the board of directors of several private companies and served as the Chairman of the board of directors of Netafim Ltd.  Mr. Behar is a Lieutenant Colonel in the Israel Defense Forces.  Mr. Behar holds an LL.B. degree from the Hebrew University of Jerusalem and an M.M. degree from J.L. Kellogg Graduate School of Management, Northwestern University.

Jonathan Hahn has served on our board of directors since March 2010.  Mr. Hahn is currently the President and a director of Tuteur.  Previously, Mr. Hahn held a business development position in Forest Laboratories, Inc., based in New York.  Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Ziv Kop has served on our board of directors since May 2005.  Since March 2014 Mr. Kop is the Chief Operating Officer of Outbrain Inc., where he has served as a board member since 2006.  From October 2003 to August 2013, Mr. Kop served as Managing Partner at GlenRock Israel Ltd., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, including Evogene Ltd. (NYSE:EVGN), (TASE:EVGN), Mobileye N.V. (Nasdaq: MBLY), Quigo Technologies Inc., Outbrain Inc., Rainbow Medical Ltd.  From 2003 to 2012, Mr. Kop served as Chief Executive Officer of Roei Medical Technologies Ltd.  Mr. Kop currently serves on the board of directors of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange, and he previously served on the board of Mobilemax Ltd., a company listed on the TASE, from 2007 to 2013. Mr. Kop also serves, or has served, on the boards of the following private companies: Outbrain Inc. since 2006, TOOT Trading Technologies Ltd. since 2010, Rainbow Medical from 2007 to 2013, Lifebond Ltd. from 2007 to 2013, Gmul Investments Ltd. from 2008 to 2012 and Gmul Nadlan Ltd. from 2008 to 2012.  Prior to joining GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, Ltd., a leading Israeli consultancy in the field of strategic planning, from 2002 to 2003.  Mr. Kop holds a L.L.B. degree and an MA degree in Law and Business Administration, both from Tel Aviv University, and he is a graduate of INSEAD's Young Managers Program.

Tuvia Shoham has served on our board of directors since May 2007 and is an independent director within the meaning of the Israeli Companies Law.  Mr. Shoham is a member of the board of directors of Shachak & Co., a private real estate company.  Mr. Shoham has extensive experience as a financial consultant for companies in various industry sectors, including managing a wide range of financial arrangements and advising businesses on recovery and privatization plans.  Mr. Shoham was previously a partner with the Israeli member C.P.A firm of PricewaterhouseCoopers, and served as Kamada’s accountant for many years.  Mr. Shoham is a certified public accountant in Israel and also holds a BA degree and an MBA degree from the Hebrew University of Jerusalem.

David Tsur has served as our Chief Executive Officer and on our board of directors since our inception.  Prior to co-founding Kamada in 1990, Mr. Tsur was Chief Executive Officer of Arad Systems and RAD Chemicals Inc.  Mr. Tsur has also held various positions in the Israeli Ministry of Economy (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran.  Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management from the Hebrew University of Jerusalem.  Mr. David Tsur has announced that he will be resigning from his position as our Chief Executive Officer effective as of July 1, 2015.  Our Board of Directors has approved the appointment of Mr. Tsur as our Active Deputy Chairman, effective as of such date.  The terms of Mr Tsur’s engagement in such capacity have been approved by our Compensation Committee and Board of Directors and are subject to the approval of our shareholders at the Meeting (see Proposal 4).

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the Nasdaq requirement for independent direct oversight over our director nominations process.  In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.  Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital.  In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSALS 2A, 2B AND 2C
AMENDMENTS OF ARTICLES OF ASSOCIATION, COMPENSATION POLICY AND
AGREEMENTS WITH OFFICE HOLDERS RELATING TO EXCULPATION OF OFFICE HOLDERS
(Items 2A, 2B and 2C on the Proxy Card)

Under the Israeli Companies Law, a company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association.  The Israeli Companies Law provides that a company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.  Our articles of association currently permit us to exculpate our office holders to the fullest extent permitted by the Israeli Companies Law.

We have entered into indemnification and exculpation agreements with each of our current office holders who joined the company prior to April 2013 exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law.  Our indemnification agreements with our office holders who joined the company after April 2013 do not include an exculpation provision.  Similarly, our current Compensation Policy does not include a provision permitting us to enter into exculpation agreements with our office holders.

Proposal 2A: Amendment of Articles of Association

To enable us to exculpate all of our office holders, we propose to amend Article 33.1 of our Articles of Association to provide that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).  The proposed amendments to Article 33.1 are set forth on Appendix A1 (the sentence proposed to be added is highlighted in boldface font and underlined on Appendix A1).  Appendix A1 includes an English translation of the proposed amended Article 33.1 of our Articles of Association for convenience only and the Hebrew version thereof is the governing and binding version.

Under the Israeli Companies Law, the proposed amendments to our Articles of Association require the approval of our shareholders by a special majority.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Proposals 2B and 2C, that the proposed amendments to Section 33.1 of the Articles of Association of the Company, as set forth on Appendix A1 to the Proxy Statement for the 2015 Annual General Meeting of Shareholders be, and hereby are, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposal 2B: Amendment of Compensation Policy

We further propose to amend our Compensation Policy to add a provision in Section 7 thereof permitting us to exculpate our office holders to the fullest extent to be permitted by our proposed amended Articles of Association (as described above in Proposal 2A), as set forth on Appendix A2 (the sentence proposed to be added to such Section 7 is highlighted in boldface font and underlined on Appendix A2).

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.  On April 26, 2015 and April 27, 2015, our Compensation Committee and Board of Directors, respectively, approved, subject to the approval of Proposals 2A and 2C and subject to shareholder approval of this Proposal 2B, the foregoing amendments to our Compensation Policy, while taking into account considerations required by the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Proposals 2A and 2C, that the proposed amendments to the Compensation Policy of the Company, as set forth on Appendix A2 to the Proxy Statement for the 2015 Annual General Meeting of Shareholders be, and hereby are, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see Proposal 2A.

Proposal 2C: Amendment and Approval of Exculpation Undertakings

We also propose to amend Section 2 of the indemnification and exculpation agreements that we entered into with current office holders who joined the company prior to April 2013 to limit the exculpation undertaking in the same manner that we are proposing to amend our Articles of Association, as described above in Proposal 2A.  The proposed amendments to such Section 2 are set forth on Appendix A3 (the sentence proposed to be added is highlighted in boldface font and underlined in Appendix A3).  Appendix A3 includes an English translation of the proposed amended Section 2 of the form of indemnification and exculpation agreement for convenience only and the Hebrew version thereof is the governing and binding version.

In addition, we propose to amend the indemnification agreements that we entered into with current office holders who joined the company after April 2013 to add a provision in Section 2 permitting us to exculpate our office holders to the fullest extent to be permitted by our proposed amended Articles of Association (as described above in Proposal 2A) and make other corresponding revisions, as set forth on Appendix A4.  The proposed additions to the form of such indemnification agreements are set forth on Appendix A4, highlighted in boldface font and underlined.  Appendix A4 includes an English translation of the proposed amended sections of such form of indemnification agreement for convenience only and the Hebrew version thereof is the governing and binding version.

Under the Israeli Companies Law, the proposed amendments to our exculpation undertaking in existing indemnification and exculpation agreements with our office holders who joined the company prior to April 2013 and the proposed undertaking to exculpate our office holders who joined the company after April 2013 must be approved by our Compensation Committee, Board of Directors and shareholders by a special majority.  On April 26, 2015 and April 27, 2015, our Compensation Committee and Board of Directors, respectively, approved, subject to the approval of Proposals 2A and 2B and subject to shareholder approval of this Proposal 2C, the proposed amendments to the indemnification and exculpation agreements with, and undertaking to exculpate, our office holders, as set forth on Appendix A3 and Appendix A4, respectively.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the approval of Proposals 2A and 2B, that the proposed amendments to the indemnification and exculpation agreements with current office holders who joined the Company prior to April 2013 and indemnification agreements with current office holders who joined the Company after April 2013, as set forth on Appendix A3 and Appendix A4 to the Proxy Statement for the 2015 Annual General Meeting of Shareholders, respectively, be, and hereby are, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see Proposal 2A.

The Board of Directors recommends a vote FOR the foregoing resolutions.

PROPOSAL 3
APPROVAL OF TERMS OF ENGAGEMENT OF MR. DAVID TSUR AS ACTIVE DEPUTY CHAIRMAN
(Item 3 on the Proxy Card)

Mr. David Tsur, who has served as our Chief Executive Officer and on our Board of Directors since our inception, has announced that he will be resigning from his position as our Chief Executive Officer effective as of July 1, 2015.  Our Board of Directors has approved the appointment of Mr. Tsur as our Active Deputy Chairman, on a half-time basis, effective as of such date.  In such capacity, Mr. Tsur shall assist the serving Chief Executive Officer in connection with (among other things) strategy, our long-term work plan and organizational and structural matters, and shall also represent our company at conventions and conferences.

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to Mr. Tsur, in consideration for his services as Active Deputy Chairman on a half-time basis, of a monthly gross salary of NIS 45,000 (approximately $11,800), in addition to the cash consideration paid to other members of our Board of Directors who do not qualify as external directors or independent directors, as such terms are defined in the Israeli Companies Law.  Mr. Tsur shall be entitled to annual leave in accordance with Israeli law and shall be entitled to use vacation days accumulated in his capacity as Chief Executive Officer during the term of his service as Active Deputy Chairman.  In addition, under the proposed engagement terms, commencing on July 1, 2017, either Mr. Tsur or we may terminate Mr. Tsur’s engagement as Active Deputy Chairman upon six months prior written notice (payment in lieu of such notice period is permitted at our discretion).  In addition, in the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.  If the foregoing terms of engagement are approved by the shareholders at the Meeting, we shall enter into an amendment to Mr. Tsur’s current employment agreement to reflect such terms.

Our Compensation Policy does not contemplate the engagement of an Active Deputy Chairman.  Accordingly, in making its recommendation, our Compensation Committee and Board of Directors considered various factors as required by the Israeli Companies Law, including, among others: (i) Mr. Tsur’s education, skills, expertise, professional experience, and achievements; (ii) the responsibilities and duties to performed by Mr. Tsur in his capacity as Active Deputy Chairman; (iii) previous compensation arrangements with Mr. Tsur; (iv) Mr. Tsur’s compensation in comparison to the compensation of other company employees and officers; (v) the incentive the compensation will create for him to advance our long-term business objectives and the interests of our shareholders; and (vi) Mr. Tsur’s expected contribution to advancing our long-term goals and our future growth.

Based on the factors outlined above, our Compensation Committee and Board of Directors views the proposed terms of engagement of Mr. Tsur as Active Deputy Chairman as fair and reasonable under the circumstances.

Under the Israeli Companies Law, the payment of compensation to a director that is not consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of engagement of Mr. Tsur as Active Deputy Chairman, as set forth in the Proxy Statement for the 2015 Annual Meeting of Shareholders, effective as of July 1, 2015.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see Proposal 2A.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF TERMS OF ENGAGEMENT OF MR. AMIR LONDON AS CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Our Board of Directors has approved the appointment of Mr. Amir London as our Chief Executive Officer effective as of July 1, 2015.  At the Meeting, shareholders will be asked to approve the terms of engagement of Mr. London in such capacity, pursuant to the approval and recommendation of our Compensation Committee and Board of Directors.

Amir London has served as our Senior Vice President, Business Development since December 2013.  Mr. London brings with him over 20 years of senior management and international business development experience.  From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services.  Earlier in his career, from 2009 to 2011, Mr. London served as the Chief Executive Officer of Promedico, a leading Israeli-based $350 million healthcare distribution company, and from 2006 to 2009, as the General Manager of Cure Medical, providing contract manufacturing services for clinical studies, as well as home-care solutions.  From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly-traded operations management consulting firm, responsible for the firm’s global biopharma practice.  Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the following compensation and benefits to Mr. London, in consideration for his services as Chief Executive Officer:

•	a gross monthly salary of NIS 65,000 (approximately $17,000);

•
an annual bonus of up to eight monthly salaries.  The bonus shall be subject to the achievement of certain company performance targets and managerial appraisal, in accordance with our Compensation Policy;

•
a one-time grant of options to purchase 120,000 ordinary shares, at an exercise price equal to NIS 18.74 per share (which, in accordance with our Compensation Policy, is equal to the higher of (i) the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date of the approval of the option grant by our Board of Directors).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under our 2011 Israeli Share Option Plan;

•	a company car and mobile phone and related expenses, in accordance with our standard policies;

•	deposits into either a manager’s insurance policy or pension fund, at Mr. London’s selection, in amounts determined by applicable law, as well as deposits to a Further Education Fund; and

•	23 annual vacation days, (or such greater number required by law), sick leave in accordance with law and payment on account of 10 recuperation days.

Either Mr. London or we may terminate Mr. London’s engagement as Chief Executive Officer upon 90 days prior written notice (payment in lieu of such notice period is permitted at our discretion).

Mr. London’s current employment agreement includes, among other provisions, confidentiality, intellectual property, non-competition and non-solicitation provisions, which provisions will continue to be in effect with his respect to his service as Chief Executive Officer.  In addition, Mr. London will continue to benefit from the directors’ and officers’ indemnification agreement that we previously entered into with him, as may be amended if Proposal 2C is approved at the Meeting.

In making its recommendation, our Compensation Committee and Board of Directors considered various factors, including, among others: (i) Mr. London’s education, skills, expertise, professional experience, and achievements, as detailed above; (ii) the responsibilities and duties to performed by Mr. London in his capacity as Chief Executive Officer; (iii) previous compensation arrangements with Mr. London; (iv) Mr. London’s compensation in comparison to the compensation of other company employees and other officers; (v) the incentive the compensation will create for him to advance our long-term business objectives and the interests of our shareholders; (vi) Mr. London’s expected contribution to advancing our long-term goals and our future growth; and (vii) the compliance of Mr. London’s proposed engagement terms with our Compensation Policy.  In addition, our Compensation Committee and Board of Directors reviewed comparable industry data, data of peer companies in our industry and the compensation, equity and benefits paid to comparably situated executive officers.

Based on the factors outlined above, our Compensation Committee and Board of Directors views the proposed terms of engagement of Mr. London as Chief Executive Officer as fair and reasonable under the circumstances and in compliance with our Compensation Policy.

Under the Israeli Companies Law, the payment of compensation to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of engagement of Mr. Amir London, as Chief Executive Officer, effective as of July 1, 2015, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders, including, without limitation, a one-time grant of options to purchase 120,000 ordinary shares, with such terms and conditions, including exercise price and vesting terms, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see Proposal 2A.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
GRANT OF OPTIONS TO DIRECTORS
(OTHER THAN THE EXTERNAL DIRECTORS AND MR. DAVID TSUR)
(Item 5 on the Proxy Card)

As an incentive for the continued activities and efforts of the members of our Board of Directors, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the grant to each of our current directors (other than the external directors and Mr. David Tsur) of options to purchase 5,000 ordinary shares.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 18.74 per share (which, in accordance with our Compensation Policy, is equal to the higher of (i) the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date of the approval of the option grant by our Board of Directors).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under our 2011 Israeli Share Option Plan.  The foregoing terms are in accordance with our Compensation Policy.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On April 26, 2015 and April 27, 2015, our Compensation Committee and Board of Directors, respectively, approved the foregoing option grants, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to grant to each of the Company’s directors (other than the external directors and Mr. David Tsur), options to purchase 5,000 ordinary shares of the Company, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grants, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the 2015 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2015 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and as permitted by the Israeli Companies Law, our Board of Directors is authorized to determine the compensation of our independent registered public accountants.  Our Board of Directors will determine such compensation following the pre-approval and recommendation of our Audit Committee.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2014.  This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2014, which form part of our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 28, 2015, are available on our website at www.kamada.com or through the EDGAR website of the SEC at www.sec.gov or through the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2015 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Leon Recanati Chairman of the Board of Directors

Date: May 21, 2015

Appendix A1

Amendment to Articles of Association

Below is an English translation for convenience only; the Hebrew version thereof is the governing version.

33.1
The Company may exempt in advance an office holder of the Company from liability, in whole or in part, for damages resulting from a breach of his duty of care towards the Company. Nevertheless, the Company may not exempt in advance a director from his responsibility towards it due to a breach of the duty of care in distribution.  Furthermore, the Company may not exempt an office holder of the Company for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

Appendix A2

Amendment to Compensation Policy

7.             EXCULPATION, INDEMNITY AND OFFICERS' INSURANCE

Office holders shall be covered by directors' and officers' liability insurance which the Company shall acquire, from time to time, subject to the approval of the Company's board of directors and shareholders, to the extent required by law.  The Company awards, and shall continue to award, indemnification undertakings to directors and officers, subject to the approvals required in accordance with the provisions of the Israeli Companies Law, 1999 (the “Companies Law”).

Subject to the provisions of the Companies Law, the Company shall be entitled to exculpate in advance an office holder of the Company from liability, in whole or in part, for damages resulting from a breach of a duty of care towards the Company, subject to the approvals required in accordance with the Companies Law; provided, however, that the Company may not exempt an office holder for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

Appendix A3

Amendment to Indemnification and Exculpation Agreements from Prior to April 2013

Below is an English translation for convenience only; the Hebrew version thereof is the governing version. Capitalized terms used below have the meaning ascribed to such terms in the form of Indemnification and Exculpation Agreement.

2.	Exemption from Liability due to a Breach of the Duty of Care to the Company

2.1.
The Company hereby exempts you from all liability to the Company for any damage that may be caused to it and/or caused to it, whether directly or indirectly, due to a breach of the duty of care owed by you to the Company in your capacity as an officer of the Company and/or its subsidiaries and/or related companies.

2.2.	Notwithstanding the foregoing, exemption from liability for any of the following shall not be valid:

2.2.1.	Breach of the duty of loyalty.

2.2.2.	Breach of the duty of care in connection with a distribution.

2.2.3.	Breach of the duty of care committed intentionally or recklessly, except where it is committed through negligence alone.

2.2.4.	Actions performed with intention to derive unlawful personal gain.

2.2.5.	Fine or penalty imposed upon you.

2.2.6.
The exemption from liability due to a breach of the duty of care will also not apply in respect of any “counter-claim” of the Company filed against the officer in response to the Officer Holder’s claim filed against the Company, except if the Officer Holder’s claim relates to his or her protected labor law rights under applicable law and/or his or her individual employment agreement with the Company.

2.2.7.
The exemption from liability due to a breach of the duty of care will also not apply in respect of an action or transaction in which a controlling shareholder of the Company (within the meaning of the Law) or any other officer (including an officer other than you) has a personal interest (within the meaning of the Law).

2.3.	Nothing stated in this exemption from liability clause shall derogate from the obligation of the Company to indemnify, as set forth below.

2.4.
This exemption reflects the complete and exhaustive arrangement between the Company and you in relation to the matters and subjects set forth herein, and it replaces and supersedes any representation, letter of agreement, offers, summary of discussion, letters of intent and/or of commitment, contract, letter of commitment, written exemption and/or all other document that existed or was replaced, whether written or by oral representation, in relation to the stated matters and subjects between the Company and you, prior to the signing of this exemption letter.

Appendix A4

Amendment to Indemnification Agreements from After April 2013

Below is an English translation for convenience only; the Hebrew version thereof is the governing version.

Letter of Exemption from Liability and Indemnification – Kamada Ltd. (the “Company”)

1.	General

1.1.	In this Letter of Exemption from Liability and Indemnification:

“Officers/Directors in the Company” – Including officers and/or directors that serve and/or that shall serve in the future in the Company and/or in subsidiaries and/or affiliated companies of the Company.

(Where it has not been expressly mentioned otherwise, the meaning of the term “officer” in this letter of exemption from liability and indemnification shall include - directors).

1.2.
The Company shall exempt the officers and directors in the Company from their liability for damage as a result of a breach of a duty of care towards the Company; furthermore the Company shall give officers and directors in the Company an undertaking to indemnify them due to a liability or cost that shall be imposed on them as a result of an action that they committed and/or shall commit by virtue of them being officers and/or directors in it, all as set forth in this letter of exemption and indemnification.

1.3.
The terms in this letter of exemption from liability and indemnification that are not defined herein shall have the meaning and interpretation given to them in the Companies Law, 5759- 1999 (hereinafter the “Law”), unless the context of the matter shall require otherwise.

1.4.	…….

2.	Exemption from Liability due to a Breach of the Duty of Care to the Company

2.1.
The Company hereby exempts you from all liability to the Company for any damage that may be caused to it and/or caused to it, whether directly or indirectly, due to a breach of the duty of care owed by you to the Company in your capacity as an officer of the Company and/or its subsidiaries and/or related companies.

2.2.	Notwithstanding the foregoing, exemption from liability for any of the following shall not be valid:

2.2.1.	Breach of the duty of loyalty.

2.2.2.	Breach of the duty of care in connection with a distribution.

2.2.3.	Breach of the duty of care committed intentionally or recklessly, except where it is committed through negligence alone.

2.2.4.	Actions performed with intention to derive unlawful personal gain.

2.2.5.	Fine or penalty imposed upon you.

2.2.6.
The exemption from liability due to a breach of the duty of care will also not apply in respect of any “counter-claim” of the Company filed against the officer in response to the Officer Holder’s claim filed against the Company, except if the Officer Holder’s claim relates to his or her protected labor law rights under applicable law and/or his or her individual employment agreement with the Company.

2.2.7.
The exemption from liability due to a breach of the duty of care will also not apply in respect of an action or transaction in which a controlling shareholder of the Company (within the meaning of the Law) or any other officer (including an officer other than you) has a personal interest (within the meaning of the Law).

2.3.	Nothing stated in this exemption from liability clause shall derogate from the obligation of the Company to indemnify, as set forth below.

2.4.
This exemption reflects the complete and exhaustive arrangement between the Company and you in relation to the matters and subjects set forth herein, and it replaces and supersedes any representation, letter of agreement, offers, summary of discussion, letters of intent and/or of commitment, contract, letter of commitment, written exemption and/or all other document that existed or was replaced, whether written or by oral representation, in relation to the stated matters and subjects between the Company and you, prior to the signing of this exemption letter.

…..

8.	Applicability

The exemption from liability and indemnification according to this letter of exemption from liability and indemnification shall apply starting from the approval of the exemption and undertaking to indemnify by the general meeting for the events set forth above that also occurred before that time. The exemption from liability and undertaking to indemnify according to this letter shall be available to you even after your service as officer of the Company and/or its subsidiaries and/or affiliated companies of the Company has ended, provided that actions for which the exemption from liability and undertaking to indemnify were given were made and/or shall be made during the period of your service as an officer of the Company and/or its subsidiaries and/or affiliated companies of the Company. The Company’s undertakings as mentioned shall also apply to your estate, your heirs and your other substitutes according to law.

9.	Miscellaneous

9.1.
The Company's undertakings according to this letter of exemption from liability and indemnification shall be interpreted broadly and in the manner intended for their performance, insofar as permitted according to law, for the purpose for which they were intended. In the event of a contradiction between any provision in this letter of exemption from liability and indemnification and the provisions of a law that cannot be changed or added to, the provisions of this law shall prevail however this shall not harm or derogate from the validity of the other provisions in this letter of exemption from liability and indemnification.

9.2.	…..

9.3.
This letter of exemption from liability and indemnification shall come into force upon your signature on a copy of it in the place intended for this and the delivery of a signed Company to the Company.

9.4.
The provisions in this letter of exemption from liability and indemnification cannot be changed unless such change was signed by the Company and by you. In order to avoid doubt it is hereby stipulated that this letter of exemption from liability and indemnification does not constitute a contract in favor of a third party, including any insurer. Furthermore, this undertaking to indemnify cannot be assigned and no insurer shall have the right to demand that the Company participate in any payment which the insurer is required to pay according to an insurance agreement that was made with him, except for a deductible.

9.5.	This letter of exemption from liability and indemnification is subject to the provisions of the third chapter of the sixth part of the Companies Law.